Leon E. Salkin

Associate

+1.215.963.5620

leon.salkin@morganlewis.com

February 28, 2019

FILED AS EDGAR CORRESPONDENCE

Ray Be, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund 485(a) Filing (File Nos. 033-42484 and 811-06400)

Dear Mr. Be:

On behalf of our client, The Advisors’ Inner Circle Fund (the “Trust”), this letter responds to the comments provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 301, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 302, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Westwood LargeCap Value Fund, the Westwood Income Opportunity Fund, the Westwood Emerging Markets Fund, the Westwood Short Duration High Yield Fund and the Westwood Emerging Markets Plus Fund (the “Funds”). Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.	Comment. Please state whether the Funds make available free of charge, on or through the Funds’ Web site at a specified Internet address, and in a clear and prominent format, the information required by Item 12(a)(1)-(4) and Item 23(a) of Form N-1A, including whether the Web site includes hyper links that facilitate access to the information. If the Funds do not make the information required by Item 12(a)(1)-(4) and Item 23(a) available in this manner, disclose the reasons why they do not do so (including, where applicable, that the Funds do not have an Internet Web site).

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Ray Be, Esq.

February 28, 2019

Response. The requested change has been made.

2.	Comment. Please make the last sentence under the “Front-End Sales Charges – A Class Shares” heading in the “Sales Charge” section more prominent.

Response. The requested change has been made.

3.	Comment. Please confirm supplementally that Appendix A will not be a standalone document.

Response. The Trust confirms that Appendix A will not be a standalone document.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin
Leon Salkin